SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 9 September, 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE REPUBLIC OF ITALY OR TO ANY PERSON LOCATED OR RESIDENT IN OR AT ANY ADDRESS IN THE REPUBLIC OF ITALY OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THE EXCHANGE OFFER MEMORANDUM

9 September 2010

Bank of Ireland Group

CONVERSION ANNOUNCEMENT

THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND ANNOUNCES THE FINAL TERMS OF CONVERSION OF ALLOTMENT INSTRUMENTS ISSUED PURSUANT TO ITS U.S. EXCHANGE OFFERS IN RESPECT OF CERTAIN OF ITS OUTSTANDING TIER 1 SECURITIES.

Conversion of Allotment Instruments

Pursuant to the Exchange Offers made in the U.S., The Governor and Company of the Bank of Ireland (the "Bank") issued approximately €31.8m in aggregate principal amount of Allotment Instruments on 14 June 2010.  In accordance with their terms, the Allotment Instruments will automatically convert into Conversion Ordinary Stock of the Bank on 10 September 2010. Capitalised terms used and not otherwise defined in this announcement have the meanings given to them in the Exchange Offer Memorandum dated 26 April 2010.

The terms of the Allotment Instruments provide that they will convert into Conversion Ordinary Stock at the Minimum Conversion Price (announced by the Bank on 20 May 2010 as €0.851103) or, if greater, the arithmetic average of the daily Volume-Weighted Average Price per unit of Ordinary Stock for each of the five consecutive trading days during the Conversion Price VWAP Period (2-8 September 2010).  As the arithmetic average was less than the Minimum Conversion Price, the Conversion Price will be €0.851103.

A total of 37,406,214 units of Conversion Ordinary Stock will be issued upon conversion of Allotment Instruments issued in the U.S. Exchange Offers.

Applications will be made for the Conversion Ordinary Stock to be admitted to the Official Lists of the Irish Stock Exchange and the UK Listing Authority and admitted to trading on the main market of the Irish Stock Exchange. An application will also be made to the London Stock Exchange for the Conversion Ordinary Stock to be admitted to trading on its main market for listed securities. It is expected that the Conversion Ordinary Stock will commence trading on the Irish Stock Exchange and the London Stock Exchange at 8.00 a.m. on 13 September 2010.

Separate Non U.S. Exchange Offer

The Bank also issued Allotment Instruments pursuant to its separate exchange offer, announced on 26 April 2010, to holders of certain series of outstanding capital securities in certain countries outside the United States  (the "Non-U.S. Exchange Offer").  The Bank has today published a separate announcement relating to conversion of Allotment Instruments issued in the Non-U.S. Exchange Offer.

For further information, please contact at the Bank:

Brian Kealy
Head of Capital Management
Tel. +353 76 623 4719

Colin Reddy
Capital Management
Tel. +353 76 623 4722

Diarmaid Sheridan
Group Investor Relations
Tel. +353 76 623 4730

DISCLAIMER

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  None of securities referred to above have been or will be registered under the Securities Act of 1933 (as amended, the "Securities Act"), or any state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 9 September, 2010